SNIPP INTERACTIVE INC.

SNIPP’S Q1 RESULTS AND ANNUAL AND SPECIAL MEETING JUNE 1, 2015

May 28th, 2015

TSX Venture Exchange

Trading Symbol: SPN

BETHESDA, MD -- Snipp Interactive Inc. (“Snipp”), an international provider of promotions marketing, rebates and loyalty solutions listed on the TSX Venture Exchange (Trading Symbol: SPN), will release its 2015 First Quarter results on Monday June 1, 2015 before market open.

Following the release of Q1 results, Snipp’s Annual and Special Meeting of Shareholders will be held at 10:00 A.M. Eastern Time at The TMX Broadcast Centre Gallery, The Exchange Tower, 130 King Street West, Toronto, Ontario, Canada.

Atul Sabharwal, CEO and Co-Founder, will make a presentation following the formal business of the meeting. The presentation will highlight Snipp's achievements over the past year and future plans.

Filed copies of Snipp’s Information Circular and Proxy are available at:

http://home.snipp.com/agm/

ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS

DATE:

Monday June 1, 2015

TIME:

10:00 A.M. EST

LOCATION

The TMX Broadcast Centre, Gallery, The Exchange Tower, 130 King

Street West, Toronto, Ontario, Canada

DIAL IN NUMBER:

Local / International: 416-340-2218

North American Toll: Free: 1-866-225-0198

About Snipp:

Snipp’s technology platform enables brands to drive customer engagement and purchase. Our solutions include loyalty, rebates, receipt processing, promotions, and data analytics. We provide our clients with a full spectrum of services including creative, program conceptualization, technology, legal, rewards provisioning, fulfillment and reporting. We have created hundreds of cutting-edge programs for Fortune 500 brands and world-class agencies.

Snipp is headquartered in Washington DC, with offices across the United States, Canada, Ireland, the Middle East and India. We are a publicly listed company and were selected to the TSX Venture 50® for 2015, a collection of the strongest companies on the TSX Venture

Exchange.

FOR FURTHER INFORMATION PLEASE CONTACT:

Press Inquiries:

Atul Sabharwal

CEO

415-595-7151

atul@snipp.com

Investor Relations:

Jaisun Garcha

CFO

1-888-99-SNIPP

investors@snipp.com

Cautionary Note Regarding Forward-Looking Statements

This press release contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. When used in this document, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" and similar expressions are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to such risks and uncertainties. Many factors could cause our actual results to differ materially from the statements made, including those factors discussed in filings made by us with the Canadian securities regulatory authorities. Should one or more of these risks and uncertainties, such as changes in demand for and prices for the products of the company or the materials required to produce those products, labor relations problems, currency and interest rate fluctuations, increased competition and general economic and market factors, occur or should assumptions underlying the forward looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, or expected. We do not intend and do not assume any obligation to update these forward-looking statements, except as required by law. The reader is cautioned not to put undue reliance on such forwardlooking statements.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Copyright Snipp Interactive Inc. All rights reserved. All other trademarks and trade names are the property of their respective owners.